RM 1301, 13/F Golden Centre, NO.188 DES VOEUX RD CENTRAL, SHEUNG WAN, HONG KONG

February 24, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn: Christy Adams, Senior Staff Accountant

Re:	SGOCO Group, Ltd.

Form 20-F for Fiscal Year Ended December 31, 2014 Filed May 15, 2015

File No. 1-35016

Dear Ms. Adams:

SGOCO Group, Ltd.(“SGOC” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated November 10, 2015, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response.

Form 20-F for the Year Ended December 31, 2014

Note 1 - Organization and description of business

Sale of SGOCO (Fujian), page 82

1. We note that you completed the sale of your 100% equity ownership interest in SGOCO (Fujian) to Apex Flourish Group Limited effective December 31, 2014. Tell us in detail how you considered ASC 205-20-45-1 in concluding that you should not present the results of SGOCO (Fujian) as discontinued operations as of December 31, 2014.

Response:

Our consideration of ASC 205-20-45-1 in reaching our conclusion not to present the results of SGOCO (Fujian) as discontinued operations as of December 31, 2014 is as follows:

RM 1301, 13/F Golden Centre, NO.188 DES VOEUX RD CENTRAL, SHEUNG WAN, HONG KONG

ASC 205-20-45-1 states that “The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3 if both of the following conditions are met:

a.	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.
b.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”

Historically, SGOCO has developed and sold traditional flat panel LED/LCD monitors (17 to 32 inches) and related products (e.g. All-in-One (“AIO”) and Part-in-One (“PIO”) computers) mainly through two of its subsidiaries, SGOCO Fujian ("Fujian") and SGOCO Shenzhen ("Shenzhen"). Given the adverse panel market situation in China, the Company decided to sell Fujian in 2014 in order to lessen its dependence on LED/LCD monitors and in 2014 Fujian was sold to Apex Flourish Group Limited.

Since the sale of Fujian, the Company has continued its business of developing and selling LED/LCD monitors (though on a much smaller scale) and related products (AIO/PIO) through Shenzhen. In 2015, Shenzhen employed a team of some 20 personnel, developed and sold LED/LCD and related products (mainly AIO/PIO). Before issuing the 2014 20-F, our CFO anticipated that the 2015 sales of these products would be at least US$ 10 million as Shenzhen added the business of Fujian. Due to the continual weakening market in 2015, Shenzhen was only able to generate revenue of about $0.3 million for the first half of 2015 and approximately $1.0 million for the whole year in 2015. However, SGOCO, through Shenzhen, continually generated revenues for the Company from selling 19 to 23.6 inches LED/LCD monitors and AIO/PIO in 2015, although the revenue is less than what we expected in early 2015.

The implementation guidance in ASC 205-20-55 provides a model for evaluating the two criteria in ASC 205-20-45-1 and describes this approach as a four-step process, as follows:

“Presentation of Financial Statements — Discontinued Operations

Implementation Guidance and Illustrations

205-20-55-3

The following steps, presented as questions, may be used to evaluate whether the two conditions of paragraph 205-20-45-1 are met. These steps are also depicted in a flow chart (see paragraph 205-20-55-25 [not included here]). The steps are as follows:

Step 1: Are continuing cash flows expected to be generated by the ongoing entity?

Step 2: Do the continuing cash flows result from a migration or continuation of activities?

Step 3: Are the continuing cash flows significant?

RM 1301, 13/F Golden Centre, NO.188 DES VOEUX RD CENTRAL, SHEUNG WAN, HONG KONG

Step 4: Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

Note that if the answer to Step 1, 2, or 3 is no, then evaluate Step 4. ”

In this case, the Company did, and does, continue to operate the same business of developing and selling LCD/LED and related products (mainly AIO/PIO) via Shenzhen. In April 2015 prior to the issuance of our 2014 Form 20-F, our CFO estimated that sale of LCD/LED and related products (mainly AIO/PIO) via Shenzhen would account for at least half of the Company’s 2015 consolidated revenues, and the resulting cash inflows were expected to be significant on a consolidated basis. The following describes the evaluation, using the above step-by-step process, to determine whether the conditions of paragraph 205-20-45-1 are met:

Step 1: Yes. Continuing cash flows would be generated by the ongoing entity from the sale of product via Shenzhen.

Step 2: Yes. The continuing cash flows were/are the result of a migration and continuation by Shenzhen of the activities of Fujian.

Step 3: Yes. In April 2015 prior to the issuance of our 2014 Form 20-F, we estimated that the continuing cash inflows will be significant absent the disposition of Fujian.

Therefore, the management has reached its conclusion that the continuing cash flows should be considered direct cash flows of the disposed component due to the significant cash inflows that are expected to be generated by Shenzhen as a result of the continuing development and sale of LCD/LED and related products (mainly AIO/PIO). An evaluation of cash outflows is not necessary. Because the continuing cash flows are considered direct cash flows, classification as a discontinued operation would not be appropriate and an evaluation of continuing involvement is not necessary.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please email me at xsb@sgoco.com and copy our vice president Mr. Tony Zhong at tonyzhong@sgoco.com

Very truly yours, /s/ Shi-bin Xie Shi-bin Xie, Chief Executive Officer SGOCO Group, Ltd.

cc:	Tony Zhong, Vice President, SGOCO Group, Ltd.

Thomas Wardell, Esq.

Jeffrey Li, Esq.